October 19, 2012

via Edgar Filing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

Attention:  Ms. Tia L. Jenkins

                 Senior Assistant Chief Accountant

                 Office of Beverages, Apparel and Mining

Dear Ms. Jenkins:

Re:

High 5 Ventures Inc. (the “Company”)

          Form 20-F for Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 000-16353

We refer to your letter dated October 12, 2012.  Please find herein below our response to each of the questions raised in your letter.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 3.A. Selected Financial Data, page 4

1.

We note your disclosure of selected financial information for fiscal years 2007 through 2009 (Canadian GAAP), and fiscal 2010 and 2011 (IFRS). In any future filings in which you elect to include selected financial data in accordance with Canadian GAAP, please confirm to us that you will include a reconciliation of the Canadian GAAP data to US GAAP and that you will not present the Canadian GAAP and IFRS data side-by-side.

We confirm in any future filings in which we elect to include selected financial data in accordance with Canadian GAAP that we will include a reconciliation of the Canadian GAAP data to US GAAP data and will not present the Canadian GAAP and IFRS data side-by-side.

HIGH 5 VENTURES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, BC   V6E 2K3

Tel: 604 681 1519   Fax: 604 681-9428

www.high5venturesinc.com   email: info@high5venturesinc.com

October 19, 2012

Ms. Tia L. Jenkins

Independent Auditor’s Report, page 50

2.

We note that the audit opinion of Smythe Ratcliffe LLP uses going concern language such as “may cast significant doubt” which is inconsistent with paragraph 12 of AU Section 341. In future filings, please obtain and file a report from your auditor that complies with the PCAOB standards regarding the description of your going concern uncertainties.

For all future filings we will obtain and file a report from our auditor that complies with the PCAOB standards regarding the description of our going concern uncertainties.

Financial Statements

14. Transition to IFRS, page 72

3.

We note that you do not address the mandatory exceptions, as set forth in paragraphs 14- 17 and Appendix B of IFRS 1 that you applied upon adoption of IFRS. To the extent that your primary financial statements reflect the use of mandatory exceptions, please identify for us the items or class of items to which the exceptions were applied and describe to us the accounting principle that was used and how it was applied. In addition and to the extent material, also qualitatively describe to us the impact on the financial condition, changes in financial condition and results of operations that the treatment specified by IFRS would have had absent these mandatory exceptions. Refer to instruction no. 4 to Item 5 of Form 20-F.

We confirm that the Company did take into account the IFRS 1 mandatory exceptions. To the extent that they are applicable to the Company, the Company applied the general premise of IFRS 1 mandatory exceptions which prevents companies from using hindsight retrospectively. The only mandatory exception applicable to the Company is estimates.

Estimates made by the Company in accordance with IFRS at transition date, and in the comparative period of the first IFRS consolidated financial statements, remained consistent with those determined under pre-changeover Canadian GAAP.

We confirm that there was no significant impact on the application of the mandatory exceptions as listed in IFRS 1 paragraph 14 to 17 and Appendix B.

HIGH 5 VENTURES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, BC   V6E 2K3

Tel: 604 681 1519   Fax: 604 681-9428

www.high5venturesinc.com   email: info@high5venturesinc.com

Ms. Tia L. Jenkins

United States Securities & Exchange Commission

We acknowledge that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the above in order, however, should you require additional information then please do not hesitate to advise us.

Yours very truly,

HIGH 5 VENTURES INC.

/s/ “Bedo H. Kalpakian”

______________________

Bedo H. Kalpakian

President & CEO

Email:  bedo@lvfh.com

HHH_SEC_Form 20-F_Response Letter_Oct 19 2012.doc

HIGH 5 VENTURES INC.

Suite 1000, 1177 West Hastings St.

Vancouver, BC   V6E 2K3

Tel: 604 681 1519   Fax: 604 681-9428

www.high5venturesinc.com   email: info@high5venturesinc.com